SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

PROTECTION ONE, INC.

(Name of Subject Company)

PROTECTION ONE, INC.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

743663403

(CUSIP Number of Class of Securities)

J. Eric Griffin

Vice President, General Counsel and Secretary

1035 N. 3rd Street

Lawrence, Kansas 66044

(785) 856-5500

(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copies To:

R. Scott Falk, P.C.

Roger D. Rhoten

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on May 3, 2010, by Protection One, Inc., a Delaware corporation, as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Protection Acquisition Sub, Inc., a Delaware corporation and indirect, wholly owned subsidiary of Protection Holdings, LLC, a Delaware limited liability company, to purchase all of Protection One, Inc.’s outstanding Shares for $15.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Protection Acquisition Sub, Inc.’s Offer to Purchase dated May 3, 2010, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following heading and paragraphs before the heading “Forward Looking Statements.”

“Litigation

On May 6, 2010, Donald Rensch, a purported stockholder of Protection One, filed a complaint (the “Rensch Complaint”) on behalf of himself and as a putative class action on behalf of Protection One’s public stockholders, against Protection One, each member of the Board, Quadrangle Group LLC, Quadrangle, Parent, Acquisition Sub, Monarch Alternative Capital LP and GTCR in the Court of Chancery of the State of Delaware. The complaint alleges, among other things, that the defendants breached fiduciary duties or aided and abetted the alleged breach of fiduciary duties in connection with the Offer and the Merger contemplated by the Merger Agreement and alleges that the disclosures contained in the Schedule 14D-9 and the Offer to Purchase are materially misleading and omit material facts. The complaint does not state how many Shares are purportedly held by Donald Rensch. The complaint seeks, among other things, a declaration that the action brought by the complaint is properly maintainable as a class action, an order enjoining the transactions contemplated by the Merger Agreement, a declaration that the defendants have breached fiduciary duties, including in connection with the approval of certain incentive awards, award of damages to the plaintiff and other members of the class, and award of the plaintiff’s costs, including attorneys’ and experts’ fees. Protection One believes that the Rensch Complaint is wholly without merit and intends to defend the case vigorously. The foregoing summary of the Rensch Complaint does not purport to be complete and is qualified in its entirety by reference to the Rensch Complaint, which is filed as Exhibit (a)(10) to this Amendment No. 1 and is incorporated in this Amendment No. 1 by reference.

On May 10, 2010, Trading Strategies Fund, a purported stockholder of Protection One, filed a complaint (the “TSF Complaint”) on behalf of itself and as a putative class action on behalf of Protection One’s public stockholders, against Protection One, each member of the Board and GTCR Golder Rauner, LLC in the district court of Douglas County, Kansas. The complaint alleges, among other things, that the defendants breached fiduciary duties or aided and abetted the alleged breach of fiduciary duties in connection with the Offer and the Merger contemplated by the Merger Agreement and alleges that the disclosures contained in the Schedule 14D-9 are materially misleading and omit material facts. The complaint does not state how many Shares are purportedly held by Trading Strategies Fund. The complaint seeks, among other things, a judgment determining that the action brought by the complaint is properly maintainable as a class action, a declaration that the defendants have breached fiduciary duties or aided and abetted in the breach of fiduciary duties, award of damages to the plaintiff and other members of the class, and award of the plaintiff’s costs, including attorneys’ and experts’ fees. Protection One believes that the TSF Complaint is wholly without merit and intends to defend the case vigorously. The foregoing summary of the TSF Complaint does not purport to be complete and is qualified in its entirety by reference to the TSF Complaint, which is filed as Exhibit (a)(11) to this Amendment No. 1 and is incorporated in this Amendment No. 1 by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(10)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Donald Rensch v. Protection One, Inc., C.A. No. 5468-VCS.

(a)(11)	Complaint filed in the district court of Douglas County, Kansas, captioned Trading Strategies Fund v. Peter R. Ezersky, et al., Case No. 10CV3333.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

PROTECTION ONE, INC.

By:	/s/ Richard Ginsburg
Name: Richard Ginsburg
Title: President and Chief Executive Officer

Dated: May 10, 2010